

02005952

Vf 3-4-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8- 52394 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Watkins Financial Services Inc.

RECD S.E.C. FEB 21 2002

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East South Temple, Suite 1000
(No. and Street)

Salt Lake City (City) UT (State) 84133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Watkins 801-359-7014
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanner + Company
(Name — *if individual, state last, first, middle name*)

215 South State Street, Suite 800, Salt Lake City UT 84111
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





Vf 3-14-02

## OATH OR AFFIRMATION

I, Christopher M. Watkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watkins Finanical Services Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Notary Public
NANCY NAPPI
1273 West Koradine Drive
South Jordan, Utah 84095
My Commission Expires
April 1, 2002
State of Utah

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WATKINS FINANCIAL SERVICES, INC.
Financial Statements and Schedule
December 31, 2001 and 2000



215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

A PROFESSIONAL CORPORATION

TANNER+Co.
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

**To the Board of Directors of**
**Watkins Financial Services, Inc.**

We have audited the accompanying balance sheet of **Watkins Financial Services, Inc.**, (the Company) as of December 31, 2001 and 2000 and the related statements of operations, stockholder's equity, and cash flows for the period January 7, 2000 to December 31, 2000 and the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Watkins Financial Services, Inc.**, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the period January 7, 2000 to December 31, 2000 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tanner + Co.

Salt Lake City, Utah
January 23, 2002


POLARIS™
INTERNATIONAL



# WATKINS FINANCIAL SERVICES, INC.
**Balance Sheet**

| | December 31, | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 32,044 | $ 24,043 |
| Receivables from customers | 13,285 | 4,275 |
| | $ 45,329 | $ 28,318 |
| **Liabilities and Stockholder's Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,765 | $ - |
| Accrued payroll and taxes | 16,666 | 4,558 |
| Subordinated debt to shareholder | 10,000 | 10,000 |
| Total liabilities | 29,431 | 14,558 |
| Stockholder's equity: | | |
| Common stock, $.10 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares | 100 | 100 |
| Additional paid-in capital | 28,900 | 28,900 |
| Retained deficit | (13,102) | (15,240) |
| Total stockholder's equity | 15,898 | 13,760 |
| | $ 45,329 | $ 28,318 |

See accompanying notes to financial statements.



# WATKINS FINANCIAL SERVICES, INC.
## Statement of Operations

**Period January 7, 2000 to December 31, 2000 and Year ended December 31, 2001**

| | 2001 | 2000 |
|---|---|---|
| Revenues-commissions | $ 237,471 | $ 40,706 |
| General and administrative expenses | 235,844 | 50,946 |
| Operating income (loss) | 1,627 | (10,240) |
| Other income (expense): | | |
| Dividend and interest income | 511 | - |
| Net income (loss) | $ 2,138 | $ (10,240) |

See accompanying notes to financial statements.



## WATKINS FINANCIAL SERVICES, INC.
### Statement of Stockholders' Equity

**Period January 7, 2000 (date of inception) to December 31, 2001**

| | Common Stock | Additional Paid-in Capital | Retained Deficit |
|---|---|---|---|
| Balance, January 7, 2000 (date of inception) | $ - | $ - | $ - |
| Contribution of capital | 100 | 28,900 | - |
| Distributions | - | - | (5,000) |
| Net loss | - | - | (10,240) |
| Balance, December 31, 2000 | 100 | 28,900 | (15,240) |
| Distributions | - | - | - |
| Net income | - | - | 2,138 |
| Balance, December 31, 2001 | $ 100 | $ 28,900 | $ (13,102) |

See accompanying notes to financial statements.



## WATKINS FINANCIAL SERVICES, INC.
**Statement of Cash Flows**

**Period January 7, 2000 (date of inception) to December 31, 2000 and Year ended December 31, 2001**

| | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 2,138 | $ (10,240) |
| Adjustments to reconcile net (loss) to net cash used in operating activities: | | |
| Increase in receivables | (9,010) | (4,275) |
| Increase in accrued expenses and accounts payable | 14,873 | 4,558 |
| Net cash provided by (used in) operating activities | 8,001 | (9,957) |
| **Cash flows from investing activities** | - | - |
| **Cash flows from financing activities** | | |
| Increase in subordinated debt | - | 10,000 |
| Contributions of capital | - | 29,000 |
| Distributions | - | (5,000) |
| Net cash provided by financing activities | - | 34,000 |
| Increase in cash | 8,001 | 24,043 |
| Cash, beginning of period | 24,043 | - |
| Cash, end of period | $ 32,044 | $ 24,043 |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid during the period for: | | |
| Interest | $ - | $ - |

See accompanying notes to financial statements.





## 1. Organization and Summary of Significant Accounting Policies

The following significant accounting policies, together with those disclosed elsewhere in the financial statements or notes thereto, are followed by Watkins Financial Services, Inc., (the Company) in preparing and presenting its financial statements.

***Organization***
The Company was incorporated in the state of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by Christopher Watkins (the stockholder).

***Cash Equivalents***
For purposes of the statement of cash flows, cash includes all cash and investments with original maturities to the Company of three months or less.

***Revenue Recognition***
Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Investment Income*: Investment fees are recognized as earned on a pro rata basis over the term of the contract.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

***Income Taxes***
The Company has elected to be taxed as an S corporation under the Internal Revenue Code. With this election, with certain exceptions, the stockholders of the Company are responsible to pay the income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.





**1. Organization and Summary of Significant Accounting Policies** *Continued*

***Concentration of Credit***
The Company provides consulting and brokerage services to corporations, pension and retirement funds and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

***Use of Estimates in the Preparation of Financial Statements***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**2. Related Party Transactions**

The Company has subordinated debt to a stockholder in the amount of $10,000. The debt is due August 31, 2003 and has an interest rate of 0%. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entitles that are related to the shareholder of the Company. The Company had revenues of approximately $115,000 for the period ended December 31, 2001.

**3. Fair Value of Financial Instruments**

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001 and 2000, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.





**4. Recent Accounting Pronouncements**

In July 2001, SFAS No. 141. "Business Combinations" and SFAS No. 142. "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. The Company will assess how the adoption of SFAS 141 will effect the recording of any future acquisitions. Additionally, according to the requirements of SFAS 142, the Company will begin to regularly assess its goodwill for impairment.

The FASB recently issued FASB Statement No. 143 Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entitles. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002. The Company has tangible long-lived assets and will assess how the adoption of SFAS 143 will impact its financial position and future operations.



**WATKINS FINANCIAL SERVICES, INC.**
**Schedule I**

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2001**

| | | |
|---|---|---|
| Net capital | $ | 15,898 |
| Add: Subordinated borrowing allowable in computation of net capital | | 10,000 |
| Net capital | $ | 25,898 |
| Minimum debt capital required | $ | 5,000 |
| Excess net capital | | 20,898 |
| Net capital @ 100% | $ | 25,898 |
| Ratio of aggregate indebtedness to net capital | | .76 to 1 |

There are no material differences between the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements of Rule 15c3-1.



215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

A PROFESSIONAL CORPORATION

TANNER+Co.
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

# WATKINS FINANCIAL SERVICES, INC.

## Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

**Board of Directors**
**Watkins Financial Services, Inc.**

In planning and performing our audit of the financial statements of Watkins Financial Services, Inc. (the Company), for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System




POLARIS™
INTERNATIONAL

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 16a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the period ended December 31, 2001. Due primarily to the limited number of personnel working for the Company, and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-55(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanner + Co.

Salt Lake City, Utah
January 23, 2002